Exhibit 1.01

magicJack VocalTec, Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2013

This is the Conflict Minerals Report for magicJack VocalTec, Ltd. and its subsidiaries (collectively, the “Company”, “we” or “our”), filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013.  The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act").  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (collectively referred to as "3TG").  For products which contain conflict minerals, registrants must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country.  Numerous terms in this Conflict Minerals Report are defined in the Rule, Form SD and SEC Release No. 34-67716 issued by the SEC on August 22, 2012 and the reader is referred to these materials for such definitions.

As permitted by the Rule and Form SD and its corresponding instructions, this Conflict Minerals Report has not been audited by an independent private sector auditor.

1.	Company Overview

This report has been prepared by management of the Company.  The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.

The Company is a cloud communications leader that is the inventor of the magicJack devices and other magicJack products and services. magicJacks weigh about one ounce and plug into the USB port on a computer or into a power adapter and high speed Internet source, providing users with complete phone service for home, enterprise and while traveling. The Company charges highly competitive rates for the right to access its servers (the "access right"), and the Company's customers then continue to have the ability to obtain free telephone services. The Company also provides additional products and services, which include voice applications on smart phones, as well as the magicJack PLUS, which is a standalone magicJack that has its own CPU and can connect a regular phone directly to the user’s broadband modem/router and function as a standalone phone without using a computer.

magicJack VocalTec is a vertically integrated group of companies. The Company owns a micro processor chip design company, an appserver and session border controller company, a wholesale provider of voice-over-Internet-Protocol (“VoIP”) services, a softphone company, and the developer and provider of the magicJack product line. The Company intends to expand these existing platforms to allow its customers to use search, shopping, click-to-call and other services via the Internet through intellectual property rights pending and proprietary technologies. The Company also provides wholesale telephone service to VoIP providers and telecommunication carriers.

2.	Products Overview

The Company has only one product, the magicJack device, containing conflict minerals which are necessary to its functionality or production.  The magicJack device is manufactured in China by a Chinese manufacturer.  Some of the components required to manufacture the magicJack device are purchased by the Company directly from its suppliers (referred to as the “direct suppliers”) and sent to its manufacturer in China.  The remaining components are purchased by the Chinese manufacturer from its own suppliers (referred to as the “indirect suppliers”).

3.	Supply Chain Overview

Our supply chain is complex.  There are multiple tiers between our Company and the mines from which the conflict minerals contained in our products originate.  Accordingly, we rely on our direct suppliers and indirect suppliers to provide information on the origin of the conflict minerals contained in the components used in our magicJack devices.  The methods we used to try to determine the origins of conflict minerals in our products included:

•
Conducting Reasonable Country of Origin Inquiry ("RCOI") by addressing letters to all of our direct suppliers and indirect suppliers explaining the conflict mineral rule.  The letter included three attachments: (i) a conflict minerals template letter to be forwarded to the supplier’s suppliers; (ii) the Electronic Industry Citizenship Coalition ("EICC") and the Global e-Sustainability Initiative ("GeSi") template to be completed by suppliers; and (iii) training material explaining how to complete the template;

•
Assigning a conflict minerals project leader to oversee the due diligence process who traveled to China and trained the purchasing, operational and marketing team at our Chinese manufacturer so they could trace their suppliers' materials in accordance with the EICC/GeSi template;

•	Reviewing responses received from suppliers and following up on inconsistent or incomplete responses; and
•	Sending reminders to suppliers who did not respond to our requests.

4.	Reasonable Country of Origin inquiry Results and Conclusion

In accordance with the Rule, we undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in our products.  In conducting our due diligence, we implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (the "OECD Framework"), an internationally recognized due diligence framework.

We conducted a survey of our direct suppliers and indirect suppliers using a template developed by the EICC and the GeSi, known as the Conflict Minerals Reporting Template (the "Template").  The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and smelters the company and its suppliers use.  In addition, the Template contains questions about the origin of conflict minerals included in the Company's products, as well as supplier due diligence.  Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. Many companies are using the Template in their compliance processes related to conflict minerals.

We sent inquiries to 15 direct suppliers and 22 indirect suppliers and received responses back from all of them. Based on the results of our due diligence, we determined that more than 89% of our suppliers (both direct suppliers and indirect suppliers) either do not provide materials that contain conflict minerals or do not provide any reason to believe that their conflict minerals originate in any of the covered countries. Of the responses received, 3 direct suppliers and 13 indirect suppliers reported that no conflict minerals were contained in materials provided to the Company; 9 direct suppliers and 8 indirect suppliers reported that the materials or components that they supplied contained conflict minerals that did not originate from the DRC or an adjoining country; and 3 direct suppliers and 1 indirect supplier reported that the materials or components that they supplied contained conflict minerals and their source was indeterminable.

Based on our position in the supply chain and the responses we received from our direct suppliers and indirect suppliers to our RCOI, we are unable to identify with certainty the specific facilities used to process the 3TG in our magicJack device nor the mines or locations of origin with specificity.

After reviewing all of the responses, we determined that we are unable to determine whether a portion of the conflict minerals used in our products originated in the DRC or any adjoining country during 2013. We conducted our RCOI in good faith and we believe that such inquiry provides a reasonable basis to allow us to make our determination.

5.	Continued Steps to Mitigate Risk

We intend to take the following steps in order to improve our due diligence process and to further mitigate risk that any conflict minerals in our products could benefit armed groups in the DRC or adjoining countries contributing to human rights violations:

•	Continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
•	Examine the possibility of including conflict mineral clauses in new agreements with suppliers or the renewal of existing agreements with suppliers;
•	Engage with suppliers and direct them to training resources to attempt to improve the content of the supplier survey results;
•	Encourage suppliers to provide lists of the applicable smelters and refiners;
•	Encourage suppliers to use audited conflict free smelters and refiners; and
•	Attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as EICC/GeSI Conflict Free Smelter Program.

6.	Conflict Minerals Policy

The following is the Company's conflict minerals policy:

magicJack Vocaltec Policy on Conflict Minerals

1)
“Conflict Minerals” refers to minerals or other derivatives mined in the Democratic Republic of the Congo ("DRC") and in the adjoining countries where revenues may be directly or indirectly financing armed groups engaged in civil war, resulting in serious social and environmental abuses. In July 2010, the United States passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Section 1502(b) of this law requires all companies required to file reports with the SEC to disclose the usage of Conflict Minerals (Columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin, and tungsten) ("3TG")).

2)
magicJack Vocaltec fully supports this legislation and the Electronic Industry Citizenship Coalition ("EICC")/Global e-Sustainability Initiative ("GeSI") position to assure that specified minerals are not being sourced from mines in the “Conflict Region”, which are controlled by non-government military groups. Consistent with the "OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas," magicJack Vocaltec has adopted the EICC Due Diligence reporting process and will require declarations from all magicJack Vocaltec suppliers, ensuring transparency in our supply chain.

3)
magicJack Vocaltec will work towards processes that will help assure us that we do not knowingly procure or use conflict minerals the extraction or sale of which finances or benefits armed groups in the DRC or adjoining countries.

4)
magicJack Vocaltec expects our suppliers to source from socially responsible suppliers. This means we not only source from suppliers using sources from other regions but will work towards processes where we source with suppliers who have confirmed non-conflict sources, even if those sources do come from the DRC or adjoining countries.

5)	Suppliers are expected to have policies and procedures in place to ensure that products and parts supplied to magicJack Vocaltec are "DRC Conflict-free".

6)	Suppliers are expected to provide all necessary due diligence information to confirm that all 3TG supplied to magicJack Vocaltec is "DRC Conflict-free".

7)	magicJack Vocaltec expects suppliers to pass these requirements on to their supply chain.

8)
If magicJack Vocaltec discovers the use of conflict minerals considered to be "not DRC Conflict-free", in any material, parts or components we procure or produce, we expect our suppliers to work toward processes, and to take appropriate actions, to transition such material, parts or components to "DRC Conflict-free" status.  We reserve the right to terminate our relationship with suppliers that do not meet this expectation.

9)	Compliance with these requirements will be taken into consideration when selecting and retaining suppliers.

10)
This Conflict Minerals policy is in line with the Global Business Initiatives on Human Rights and the framework of the United Nations Principles of Human Rights encouraging governments and businesses to respect, protect and remedy human rights.